Mark C. Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

August 15, 2016

Via EDGAR and Federal Express

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gold Lakes Corp.
Amendment No. 1 to Registration Statement on Form S-1 Filed June 13, 2016 File No. 333-210675 Form 10-K for Fiscal Year Ended July 31, 2015 File No. 000-52814

Dear Mr. Reynolds:

On behalf of Gold Lakes Corp., a Nevada corporation (the "Company"), we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (the "Staff") dated June 28, 2016, relating to the Company's Amendment No. 1 to Registration Statement on Form S-1 filed on June 13, 2016. The responses below have been numbered to correspond with the comments in your June 28, 2016 letter. We are including a courtesy marked copy of the Company's Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 ("Amendment No. 2") with this letter.

General

1. Please note the updating requirements for the financial statements as set forth in Rule 8-08 of Regulation S-X, and provide a currently dated consent from your independent accountant with any amendment over 30 days.

Company Response 1:

The Company respectfully informs the Staff that Amendment No. 2 has been revised to incorporate the financial statements from the Company's most recent quarterly report filed on Form 10-Q/A, as filed with the SEC on August 11, 2016, and that Amendment No. 2 includes an updated consent from the Company's independent accountant.

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Securities and Exchange Commission

Division of Corporation Finance

August 15, 2016

Risk Factors, page 9

2. We partially reissue prior comment 4. Please add risk factors discussing the risks associated with this offering such as the downward pricing pressure from the resale of these securities and the cashless exercise of the warrants and risks associated with the Flex Agreement.

Company Response 2:

The Company respectfully informs the Staff that Amendment No. 2 has been revised to include additional risk factors regarding the downward pricing pressure from the resale of the Company's securities and the cashless exercise of the outstanding warrants, and the risks associated with the Flex Agreement.

Dilution, page 19

3. We have reviewed your revised disclosure in response to our prior comment 5. We note the table as presented does not appear to provide information as to the potential dilution that will result from the applicable transactions. Please revise your dilution table to show two separate columns. The first column should show the pro forma effect of the conversion of the outstanding notes payable into 2,776,375 shares of common stock and the second column should show the impact of these shares being sold to the public. The calculations should be based on an estimated fair market value for the common stock. Please note a sensitivity analysis should be provided for changes in the estimated fair market value of the common stock. Alternatively, you can remove the dilution table and convey the impact of these transactions in another manner.

Company Response 3:

The Company respectfully informs the Staff that Amendment No. 2 has been revised to remove the dilution table and explain the impact of the note conversion.

Liquidity and Capital Resources, page 43

4. We partially reissue prior comment 11. We note the promissory note that is currently in arrears as disclosed on page F-16 of the January 2016 financial statements and your statement that the company is not currently in default on any debt and similar disclosure in the Form 10-Q filed June 17, 2016. Please advise.

Company Response 4:

The Company respectfully informs the Staff that Amendment No. 2 has been revised to address the Staff's comment and to acknowledge that the Company is in default on one promissory note.

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Securities and Exchange Commission

Division of Corporation Finance

August 15, 2016

Exhibits

5. Please incorporate by reference the senior demand promissory note and the note purchase agreement.

Company Response 5:

The Company respectfully informs the Staff that Amendment No. 2 has been revised to include the Senior Demand Promissory Note and Note Purchase Agreement as exhibits incorporated by reference.

Form 10-Q for the nine months ended April 30, 2016

Exhibit 31.1

6. We note in your response to our prior comment 22 that your future certifications will conform exactly to the language in Item 601(b)(31)(i) of Regulation S-K. It appears that your certification filed here still refers to the company as a small business issuer; therefore the prior comment is being reissued. Please confirm in your response that your future certifications will conform exactly to the language in Item 601(b)(31)(i) of Regulation S-K.

Company Response 6:

The Company respectfully confirms that its future certifications will conform exactly to the language in Item 601(b)(31)(i) of Regulation S-K.

***

We hope that the foregoing addresses all of the Staff's comments contained in its letter dated June 28, 2016. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

By:	/s/ Mark C Lee
Mark C Lee
Shareholder

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Securities and Exchange Commission

Division of Corporation Finance

August 15, 2016

ACKNOWLEDGEMENT

In connection with Gold Lake Corp.'s (the "Company") letter dated August 15, 2016,

addressed to the Securities Exchange Commission (the "Commission"), we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GOLD LAKES CORP.

By:	/s/ Christopher Vallos
Christopher Vallos
Chief Executive Officer

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